Exhibit 100

NICE Actimize Revolutionizes Trade-Related Surveillance with SURVEIL-X, the
Industry’s First AI-Powered, Cloud-Native, True Holistic Solution

NICE Actimize’s next-generation SURVEIL-X solution fundamentally changes surveillance detection to help
FSOs detect all forms of risky behavior and better comply with global regulations

Hoboken, N.J., September 18, 2019 – Traditional surveillance technology is adept at detecting obvious market abuse, but it doesn’t commonly address the “unknowns”. That’s why regulators around the globe are adopting next generation surveillance technology in growing numbers, and advising Financial Services Organizations (FSOs) to do the same. To meet this demand, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, is introducing SURVEIL-X, the industry’s first AI-powered, cloud-native, true holistic trade-related surveillance solution that detects all forms of risky behavior to ensure compliance with key global regulations, including MIFID II, Dodd-Frank, Regulation Best Interest and others, while also protecting FSOs from previously undetectable risks that could result in fines and reputational damage.

NICE Actimize’s SURVEIL-X revolutionizes surveillance by providing complete surveillance coverage with both AI-powered and traditional expert rule-based analytics, and advanced visualization tools, all on a cloud-native platform that drives down total cost of ownership. Utilizing the latest AI technologies, SURVEIL-X uses a fundamentally different, advanced surveillance methodology, enabling for far greater and more comprehensive risk detection. Taking a situational approach to surveillance, SURVEIL-X intelligently discovers all facets around market manipulation actions, pieces them together without manual intervention and delivers a single alert to compliance for review to increase the probability of finding true risk and delivering clear understanding of the risk discovered.

SURVEIL-X offers unparalleled risk coverage for buy- and sell-side firms, insurance companies, crypto exchanges, regulators and more, by enabling accurate detection and rapid, thorough investigation of market abuse, inappropriate sales practices, conduct risk and otherwise undetectable compliance risks to insulate firms from fines and reputational damage.

Chris Wooten, Executive Vice President, NICE, stated, “For financial services organizations, surveillance capabilities have become a compliance necessity for detecting known regulatory risks. The only problem is that risk is a moving target, and the things you don’t know or uncover can also hurt your firm. With SURVEIL-X’s complete surveillance coverage, AI-powered analytics and anomaly detection, and its other next-generation surveillance capabilities, FSOs can move out ahead of the curve and insulate themselves from reputational damage and fines.”

Complete Surveillance Coverage
Where much of the current surveillance technology is limited by its ability to generate an alert using only one data set (i.e. trades or eCommunications or voice communications), SURVEIL-X looks for connected actions across sources and generates a single alert with all the applicable data for compliance to review. This expands the surveillance detection capabilities far beyond what is typically available today.

SURVEIL-X holistic surveillance removes data silos to provide comprehensive surveillance coverage for trade-related regulatory needs. It can connect to, ingest and analyze data from 150+ real-time data sources, including traditional market information, behavioral data derived from analytics, and various communication platforms. By analyzing surveillance data together in one platform, SURVEIL-X is redefining compliance processes to help FSOs cut through the clutter and identify true risks.

X-Sight Cloud Platform-as-a-Service
As a cloud-native solution powered by X-Sight, SURVEIL-X’s future-proof platform enables FSOs to benefit from faster deployment, reduced infrastructure, operational, training and maintenance costs, hassle free upgrades, seamless scalability, and improved resiliency and security – so they can stay a step ahead of new regulations. FSOs can also take advantage of the X-Sight Marketplace, which lowers integration barriers and shortens time-to-use for dozens of integrated third-party solutions.

AI-Powered Analytics
Traditional surveillance methods that use lexicon, rules and threshold breaches may work for detecting obvious issues but are limiting. NICE Actimize SURVEIL-X takes detection to a whole new level by leveraging AI-powered analytics, including machine learning, anomaly detection, smart classification, advanced speech and behavioral analytics, and Natural Language Understanding to reduce false positives by up to 90 percent. SURVEIL-X’s AI-powered analytics go far beyond looking at single events, formulas and simple thresholds, to analyze and correlate your communications, trade and other data sources, so you can identify true risks and understand the intent behind actions taken.

With traditional prescriptive detection methods that focus on known risks, regulated employees can easily fly below the radar or change their behavior to avert detection. SURVEIL-X’s anomaly detection uses unsupervised machine learning to bring attention to previously undetectable suspicious behaviors.

Centralized Case Management with Story Visualization
SURVEIL-X’s data-rich, visual alerting capabilities within NICE Actimize’s award-winning ActOne case manager provide a comprehensive graphical representation of any risk that is detected. This may include important details on why an alert was created, leveraging risk factors across communications, trades and more, demonstrating the content and context of the event as well as the conclusion as to why risk is inherent in the alert. All of this is shown within a detailed timeline of events so analysts can receive a detailed understanding of risk, and the full sequence of actions exactly as they happened.

NICE Actimize unveiled its new SURVEIL-X solution this week at the 1LoD Surveillance 1LoD Surveillance Summit in New York City and at the Albridge Forum in San Diego.

Learn more about NICE Actimize’s SURVEIL-X:

•	Watch NICE Actimize’s SURVEIL-X video here.
•	Visit the NICE Actimize SURVEIL-X web page here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.